SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: 713-877-8333
                               Fax: 713-877-1547
                              robert@sonfield.com
                                www.sonfield.com


Mail Stop 4561

December 16, 2005

Mr. David H. Roberts
U.S. Securities and Exchange Commission Division of
Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: PaperFree Medical Solutions, Inc., a Nevada corporation (the "Company") Preliminary Information Statement on Schedule 14C
         Filed December 9, 2005
         File No. 333-86706

Dear Mr. Roberts:

         This letter is in response to your letter of comment dated December 15, 2005 with respect to the captioned information statement.

         In accordance with your request, we will restate your comment before providing our response.

Schedule 14C
General

         COMMENT: 1. You state that stockholders holding a majority of your shares have approved this proposal by written consent. Please revise your disclosure to note the stockholders that approved the proposal along with a table showing the number of shares and the percent of outstanding shares that they hold.

         RESPONSE: We have added the table naming the stockholders that have approved the proposal together with the number of shares and ownership of each.

         We have also revised the first paragraph and third paragraph on page 1, as well as the first paragraph on page 2, to indicate that "the holders of a majority of the outstanding voting stock" instead of "outstanding common stock" have consented.

         The Company understands and hereby acknowledges the following:

* The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

o The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

o The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We are filing the revised version of the Information Statement as definitive and will mail to the stockholders unless we hear from you to the contrary.

Yours very truly,
/s/Robert L. Sonfield, Jr.
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Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo